Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

September 12, 2013

Item 3	News Release

A news release was issued through CNW Group on September 12, 2013.

Item 4	Summary of Material Change

Rogers Communications announced the appointment of Guy Laurence, 51, as President and Chief Executive Officer effective Monday, December 2, 2013. The appointment follows an extensive international search for a CEO to succeed Nadir Mohamed, who announced his plan to retire earlier this year.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

September 12, 2013